SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Rowan Companies plc
(Name of Issuer)

Class A Ordinary Shares, $0.125 par value
(Title of Class of Securities)

G7665A101
(CUSIP Number)

Christian A. Asmar

Blue Harbour Group, LP

636 Steamboat Road

Greenwich, Connecticut 06830

(203) 422-6540

with a copy to:

Marc Weingarten and David E. Rosewater

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 10, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7665A101	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Blue Harbour Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,031,988 Class A Ordinary Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,031,988 Class A Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,031,988 Class A Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP No. G7665A101	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Blue Harbour Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,031,988 Class A Ordinary Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,031,988 Class A Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,031,988 Class A Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G7665A101	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Clifton S. Robbins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,031,988 Class A Ordinary Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,031,988 Class A Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,031,988 Class A Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G7665A101	SCHEDULE 13D	Page 5 of 10 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this "Schedule 13D") relates to the Class A ordinary shares, $0.125 par value ("Class A Ordinary Shares"), of Rowan Companies plc, a public limited company organized under the laws of England and Wales (the "Issuer"). The address of the Issuer's principal executive office is 2800 Post Oak Boulevard, Suite 5450, Houston, Texas 77056-6189.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by and on behalf of (i) Blue Harbour Group, LP, a Delaware limited partnership ("Manager"), (ii) Blue Harbour Holdings, LLC, a Delaware limited liability company ("Manager GP"), and (iii) Clifton S. Robbins, a citizen of the United States of America ("Mr. Robbins"). Manager, Manager GP and Mr. Robbins are herein sometimes referred to each as a "Reporting Person" and collectively as "Reporting Persons".

(b) The principal business address of Manager and Manager GP is 646 Steamboat Road, Greenwich, Connecticut 06830, and Mr. Robbins' business address is c/o Manager at the foregoing address.

(c) Manager is principally involved in the business of providing investment advisory and investment management services. Manager GP is principally involved in the business of serving as the general partner of Manager. Mr. Robbins is the Chief Executive Officer of Manager.

(d) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Robbins is a citizen of the United States.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used $253,964,709 (excluding brokerage commissions) in the aggregate to purchase the Class A Ordinary Shares reported in this Schedule 13D.

The source of the funds used to acquire the Class A Ordinary Shares reported herein is the working capital of the Manager, which at any given time may include funds borrowed on margin in the ordinary course and on customary terms.

CUSIP No. G7665A101	SCHEDULE 13D	Page 6 of 10 Pages

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Class A Ordinary Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Persons acquired the Class A Ordinary Shares because they believed that the Class A Ordinary Shares reported herein, when purchased, represented an attractive investment opportunity.

The Reporting Persons and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with management and the board of directors of the Issuer (the "Board"), other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Class A Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer's operations, governance or capitalization; acquiring additional Class A Ordinary Shares and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. G7665A101	SCHEDULE 13D	Page 7 of 10 Pages
Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b)

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date hereof, the Reporting Persons beneficially own an aggregate of 8,031,988 Class A Ordinary Shares, which Class A Ordinary Shares may be deemed to be beneficially owned by each of the Manager, Manager GP and Mr. Robbins, and which represent approximately 6.5% of the outstanding Class A Ordinary Shares. All percentages set forth herein are based upon a total of 124,497,056 Class A Ordinary Shares outstanding as of June 19, 2014, as reported in the Issuer's Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on June 30, 2014.

For purposes of disclosing the number of Class A Ordinary Shares beneficially owned by each of the Reporting Persons, Manager, Manager GP and Mr. Robbins may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all Class A Ordinary Shares that are owned beneficially and directly by the Reporting Persons. Each of Manager, Manager GP and Mr. Robbins disclaims beneficial ownership of such Class A Ordinary Shares for all other purposes.

(c) Information concerning transactions in the Class A Ordinary Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule I hereto and is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached hereto as Exhibit 1 and is incorporated by reference herein.

Except as set forth herein, there are no contracts, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Class A Ordinary Shares.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
1	Agreement as to Joint Filing of Schedule 13D, dated July 21, 2014, by and among Manager, Manager GP and Mr. Robbins.

CUSIP No. G7665A101	SCHEDULE 13D	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 21, 2014

BLUE HARBOUR GROUP, LP
By: Blue Harbour Holdings, LLC, its general partner

By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

blue harbour holdings, llc
By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

By:	/s/ Clifton S. Robbins
Clifton S. Robbins

CUSIP No. G7665A101	SCHEDULE 13D	Page 9 of 10 Pages

Schedule I

TRANSACTIONS IN CLASS A ORDINARY SHARES BY THE REPORTING PERSONS

The following tables set forth all transactions in the Class A Ordinary Shares effected by each of the Reporting Persons in the past sixty days.

Manager

Trade Date	Shares Purchased (Sold)	Price Per Share ($)*
5/27/2014	43,500	30.55
6/3/2014	3,100	31.04
6/4/2014	96,900	31.07
6/4/2014	100,000	31.03
6/5/2014	55,200	31.01
6/11/2014	800	31.75
6/16/2014	50,000	32.49
6/17/2014	50,000	32.48
6/18/2014	50,000	32.48
6/19/2014	100,000	32.28
6/19/2014	60,000	32.17
6/24/2014	40,000	32.25
6/25/2014	313,100	31.78
6/26/2014	20,280	31.5
6/26/2014	186,900	31.46
6/27/2014	11,052	31.5
6/30/2014	81,700	31.74
6/30/2014	45,707	31.88
7/1/2014	7,293	31.88
7/1/2014	100,000	31.9
7/2/2014	200,000	31.84
7/3/2014	30,000	31.75
7/7/2014	60,000	31.82
7/7/2014	66,854	31.8
7/7/2014	100,000	31.81
7/7/2014	100,000	31.85
7/8/2014	168,337	31.56
7/8/2014	300,000	31.47
7/10/2014	127,100	31.07
7/11/2014	25,684	30.89
7/11/2014	172,900	31.02
7/14/2014	100,000	31.26
7/14/2014	125,000	31.37
7/14/2014	75,000	31.21
7/15/2014	100,000	31.58
7/15/2014	100,000	31.61
7/16/2014	100,000	31.96
7/16/2014	50,000	31.86
7/16/2014	100,000	31.87

CUSIP No. G7665A101	SCHEDULE 13D	Page 10 of 10 Pages

7/16/2014	100,000	31.73
7/16/2014	50,000	31.64
7/17/2014	150,000	31.82
7/17/2014	73,641	31.5
7/18/2014	114,059	31.49
7/18/2014	62,300	31.5
7/21/2014	100,000	30.95
7/21/2014	70,000	30.99
7/21/2014	73,581	30.97